SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                Amendment No. 10

                             Dover Motorsports, Inc.
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                                (Name of Issuer)

                     Common Stock, Par Value $0.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    260174107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

              Mario Cibelli, c/o Cibelli Capital Management, L.L.C.
               52 Vanderbilt Avenue, 4th Floor, New York, NY 10017
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   June 17, 2008
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 260174107
          ---------

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Mario Cibelli

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     AF, WC, PN

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

     2,695,107

8    SHARED VOTING POWER

     0

9    SOLE DISPOSITIVE POWER

     2,695,107

10   SHARED DISPOSITIVE POWER

     0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,695,107

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.01%

14   TYPE OF REPORTING PERSON*

     IN

CUSIP No. 260174107
          ---------

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Cibelli Capital Management, L.L.C.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware; United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

     0

8    SHARED VOTING POWER

     2,477,856

9    SOLE DISPOSITIVE POWER

     0

10   SHARED DISPOSITIVE POWER

     2,477,856

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,477,856

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.72%

14   TYPE OF REPORTING PERSON*

     CO

CUSIP No. 260174107
          ---------

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Marathon Partners, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York; United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

     0

8    SHARED VOTING POWER

     2,477,856

9    SOLE DISPOSITIVE POWER

     0

10   SHARED DISPOSITIVE POWER

     2,477,856

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,477,856

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.72%

14   TYPE OF REPORTING PERSON*

     PN

CUSIP No. 260174107
          ---------

Item 1.  Security and Issuer.

The name of the issuer is Dover Motorsports, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 1131 North DuPont Highway, Dover, Delaware, 19901. This Schedule 13D relates to the Issuer's Common Stock, $0.10 par value (the "Shares").
--------------------------------------------------------------------------------

Item 2.  Identity and Background.

(a-c, f) This Schedule 13D is being filed by Mario Cibelli, a United States citizen, Marathon Partners, L.P., a New York limited partnership ("MP") and Cibelli Capital Management, L.L.C., a Delaware limited liability company that is an investment management firm which serves as the general partner of MP ("CCM"), each of whose principal business address is located at c/o Cibelli Capital Management, L.L.C., 52 Vanderbilt Avenue, 4th Floor, New York, NY 10017. Mr. Cibelli is the managing member of "CCM". Mr. Cibelli is also the managing member of Cibelli Research & Management, L.L.C. ("CRM"), a Delaware limited liability company that is an investment management firm which serves as the general partner of Marathon Focus Fund, L.P., a New York limited partnership ("MFF"), and also serves as the general partner of Marathon Offshore, Ltd., a Cayman Islands limited partnership, ("MOLtd"). Mr. Cibelli also serves as portfolio manager to a number of separate managed accounts.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
--------------------------------------------------------------------------------

Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof, Mr. Cibelli may be deemed to beneficially own 2,695,107 Shares, and MP and CCM may be deemed to beneficially own 2,477,856 Shares. The Shares are held by MP, MFF, MOLtd, and the separate managed accounts for which Mr. Cibelli serves as portfolio manger through his position in CCM and/or CRM (together, the "Clients"). The funds for the purchase of the Shares by the Clients came from the Clients' respective funds. Mr. Cibelli is also the beneficial owner of the Shares held in his personal accounts and in the accounts of his family members as follows: Mario Cibelli C/F S. Cibelli UTMA: 1,600 Shares; Mario Cibelli C/F G. Cibelli UTMA: 1,000 Shares; Mario Cibelli C/F L. Cibelli UTMA: 1,000 Shares; Mario Cibelli C/F C. Cibelli UTMA: 700 Shares; Mario Cibelli Simple IRA: 2,000; The total cost for the Shares held by Mr. Cibelli is $40,851.76.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.
--------------------------------------------------------------------------------

Item 4.  Purpose of Transaction.

On June 17, 2008, the Reporting Persons sent a letter to the Issuer's Board of Directors (attached hereto as Exhibit 99.2) reiterating their belief that the Issuer should be sold by means of a competitive auction.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis and may engage in further discussions with management, the Board, other stockholders of the Issuer and other relevant parties concerning the business, operations, management, strategy and future plans of the Issuer.

Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of the Shares held by the Reporting Persons and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Except as expressly set forth above, the Reporting Persons have no present plans, proposals, commitments, arrangements or understandings with respect to any of the matters set forth in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.
--------------------------------------------------------------------------------

Item 5.  Interest in Securities of the Issuer.

As of the date hereof, Mr. Cibelli may be deemed to be the beneficial owner of 2,695,107 Shares, constituting 16.01% of the Shares of the Issuer, and MP and CCM may be deemed to be the beneficial owner of 2,477,856 Shares, constituting 14.72% of the Shares of the Issuer, in each case based upon the 16,837,556 Common Shares outstanding as of April 30, 2008, according to the Issuer's most recently filed Form 10-Q.

Mr. Cibelli has the sole power to vote or direct the vote and to dispose or direct the disposition of 2,695,107 Shares and the shared power to vote or direct the vote and dispose or direct the disposition of 0 Shares to which this filing relates. MP and CCM each have the sole power to vote or direct the vote and dispose or direct the disposition of 0 Shares and the shared power to vote or direct the vote and dispose or direct the disposition of 2,477,856 Shares to which this filing relates.

The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by Mr. Cibelli through his position in, CCM, and CRM on behalf of the Clients are set forth in Schedule A and were all effected in broker transactions.

The 2,695,107 Shares were acquired for investment purposes. Mr. Cibelli and/or Mr. Cibelli on behalf of the Clients and MP and CCM may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.
--------------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.
--------------------------------------------------------------------------------

Item 7.  Material to be Filed as Exhibits.

A description of the transactions in the Shares that were effected by the Reporting Persons during the 60 days prior to June 17, 2008 is filed herewith as Exhibit 99.1. The letter sent to the Issuer's Board of Directors by the Reporting Persons is filed as Exhibit 99.2. A joint filing agreement is filed as Exhibit 99.3.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   June 17, 2008
                                        ------------------------------------
                                                      (Date)


                                           /s/ Mario Cibelli*
                                        ------------------------------------
                                               Mario Cibelli


                                        MARATHON PARTNERS, L.P.
                                        By its General Partner
                                        Cibelli Capital Management, L.L.C.

                                        /s/ Mario Cibelli*
                                        ------------------------------------
                                        By:    Mario Cibelli
                                        Title: Managing Member


                                        CIBELLI CAPITAL MANAGEMENT, L.L.C.

                                        /s/ Mario Cibelli*
                                        ------------------------------------
                                        By:    Mario Cibelli
                                        Title: Managing Member

* The Reporting Persons disclaim beneficial ownership except to the extent of their pecuniary interest therein.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Exhibit 99.1

                           Transactions in the Shares

               TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
                  SINCE THE MOST RECENT FILING ON SCHEDULE 13D

                 Date of           Number of Shares      Price Per
               Transaction         Purchased/(SOLD)        Share
               -----------         ----------------      ---------

                  None

Exhibit 99.2


Via Fed-Ex and Facsimile


June 17, 2008


Board of Directors
Dover Motorsports, Inc.
1311 N. DuPont Highway
Dover, Delaware 19903


Dear Board Members,

Recent public comments made by Dover Motorsports' ("the Company") executives have compelled us to contact you again.

"Successful" Company?

Denis McGlynn's comments regarding how he runs a "successful company" stand in stark contrast to the facts surrounding Dover Motorsports.

              "My world hasn't changed all that much," [McGlynn] says. "We're still a successful company here, doing very well. Only because somebody is now comparing us against Speedway Motorsports, which is a megamonolith, and ISC, do we get criticized. But we are still the same successful company that we were before. So life's not bad here. And we're doing fine."

              Source: SceneDaily.com article, Bob Pockrass, June 6, 2008 http://www.scenedaily.com/news/articles/sprintcupseries/Do Dover and Pocono have a future in NASCAR.html

              "Our model hasn't changed," [McGlynn] said "We've sort of kept our eye on our own ball here and gone about executing our game plan. We really don't pay much attention to the other guys and what they're trying to do to grab headlines. We've got a good business here. We've done some acquisitions ourselves with the three tracks we have outside the state. We still run a successful company here."

              Source:    ESPN.com article, David Newton, June 6, 2008
              http://sports.espn.go.com/espn/print?id=3429069&type=story

"Success" and "good" are not the words that come to mind regarding the Company's track record of acquiring and developing racing facilities. In fact, Dover Motorsports' performance over the past decade has been nothing short of terrible. We do not need to compare Dover Motorsports to International Speedway Corporation (ISC) and Speedway Motorsports (SMI) to justify our criticism. The Company has earned that honor all by itself.

Lest you forget, we will remind you of Dover Motorsports' "successful" record.

In 1998, Dover Motorsports acquired the Grand Prix of Long Beach for a pro-forma purchase price of approximately $91 million. (This excludes subsequent incremental capital expenditures on the acquired facilities.) The deal resulted in control of the following assets: The Grand Prix of Long Beach, Gateway International Raceway, and Memphis Motorsports Park. The Company subsequently added the Grand Prix of Denver and the Grand Prix of St. Petersburg and operated these races until 2003. Ultimately, the Grand Prix piece of the acquisition was a complete failure (save some proceeds from asset sales), culminating with the bankruptcy of the CART open-wheel racing series. By 2005, only the Gateway and Memphis tracks remained part of the Company.

                  2002 goodwill writedown:           $28,606,000
                  2003 goodwill writedown:           $13,362,000
                  2003 asset impairment:             $ 2,867,000
                  2003 asset impairment:             $ 4,309,000
                  2006 asset impairment (Gateway):   $37,357,000
                  2006 asset impairment (Memphis):   $ 7,882,000
                  2006 goodwill impairment (Midwest):$ 2,487,000

In 2001, the Nashville Superspeedway hosted its inaugural race. The total cost to build the facility was approximately $100 million. This very large capital outlay was predicated upon the assumption that NASCAR would give a Cup race to the facility. Of course, this never happened. The realization that Nashville would remain without a Cup race was marked by the Company's 2006 non-cash impairment charge related to this track.

                  2006 asset impairment (Nashville): $16,170,000

                  Estimated cumulative losses
                  generated by the Midwest tracks:   $35,000,000

                  Estimated annual future losses
                  generated by the Midwest tracks:   $ 6,000,000 per year

The destruction of value is mind-numbing. If Dover Motorsports' management team and Board Members had not made these horrible investments and instead earned 5% annually on this wasted capital, we estimate the Company would have an incremental $320 million in cash - this is 120% of the Company's current market capitalization. Dover Motorsports would likely be a $15 stock today if management had simply done nothing. Adding insult to injury, the Midwest tracks continue to be fed more money in the hopes that NASCAR will one day rescue Dover Motorsports from these losses. This fantasy must be put to rest.

Mr. McGlynn's public comments make it apparent to us that he is deluded into believing the above record somehow constitutes success. The Board of Directors must share Mr. McGlynn's opinion, given they have blessed the status quo for so long. Mr. McGlynn's "life's not bad here" quote is particularly insulting to shareholders, considering the only way we are compensated is by the performance of the share price.

                  Dover Motorsports' share price on 4/01/2002:         $7.66
                  Dover Motorsports' share price on 6/16/2008:         $6.20
                  Six-year performance:                                -19%

As you surely would understand, a negative return over six years might leave a shareholder feeling as if life is not so good here.

Tippie on "Cutting Losses"

If Dover Motorsports had followed Chairman Henry Tippie's own business philosophy, found in this interview from the Tippie School of Management at the University of Iowa, the Company might not be at the crossroads it finds itself today.

              "Being detail-oriented has always been important to me. I believe in getting all the facts, looking at different points of view, from different angles. It makes me a 24-hour "sleep on it" type of a decision-maker. I think it out, then go forward. If it doesn't work, fine. I'm not one to stay with it if it doesn't work-- I cut my losses and try something else. I don't let decisions keep me awake at night."

              "I'm probably at my best when things are toughest. When things get tough, I feel the need to organize and straighten things out. I'm strong on planning wherever I'm going. I'm also known as an `attack dog.' I`m for attacking a problem, not running from it."

              Source: Henry Tippie interview with Business at Iowa, Spring 1999 http://www.biz.uiowa.edu/bizatiowa/BImag s99/hbt.html

We believe Mr. McGlynn and other Board Members would do well to follow Mr. Tippie's advice on cutting losses and trying something different when things do not work out as planned. In fact, we believe Mr. Tippie would also benefit from following the advice he gave to the business students at the Tippie School of Management. How could someone who truly has this type of business philosophy continue to waste so much money on the Midwest tracks?

Biting the Hand That May Feed You

As you are aware, SMI Chairman Bruton Smith has been a successful consolidator of motorsports facilities over the past twelve years. Over the past year, SMI has been very active in adding to their portfolio, acquiring New Hampshire International Speedway for a record $340 million in cash and Kentucky Speedway for $78.3 million. In addition, Mr. Smith has been widely quoted as being interested in further adding to SMI's portfolio.

Why would Mr. McGlynn see fit to criticize or direct backhanded complements to the most aggressive acquirer of motorsports tracks in the country? SMI is one of the two most likely suitors of Dover Motorsports.

              "That costs us fans because the fans really care more about what's going on with Kyle Busch and Dale Earnhardt Jr. than they do whatever Bruton Smith's latest headline is," said Dennis [sic] McGlynn, the president and chairman of Dover International Raceway. "We're losing focus on our business."

              Source:      ESPN.com article, David Newton, June 6, 2008
              http://sports.espn.go.com/espn/print?id=3429069&type=story

              "Bruton is a smart guy and a very successful guy and I give him all the credit in the world for everything that he's accomplished," McGlynn says. "But I'm not certain it's necessary that everybody hang on his every whimsical notion."

              Source: SceneDaily.com article, Bob Pockrass, June 6, 2008 http://www.scenedaily.com/news/articles/sprintcupseries/Do Dover and Pocono have a future in NASCAR.html

              "I think a lot more time and attention is spent on Bruton's every breath than is necessary," [McGlynn] said. "It's dominating our weekend here. He had his weekend in Charlotte. We're here to promote three big races, not Bruton. That's my only comment on it. It doesn't make me angry, but we have our own game plan here we're trying to execute, and this just gets in the way sometimes."

              Source:      Nascar.com, David Caraviello, May 30, 2008
              http://www.nascar.com/2008/news/headlines/cup/05/30/dover.
              uncertain.future/index.html

The above quotes are especially troublesome given Mr. Smith's comments, in which he believes Dover is "more or less for sale."

              Smith did, however, say he's had some conversations with the owners of Dover International Raceway and it's his understanding that the track is "more or less for sale."

              Source: Associated Press/Cincinnati.com, Dan Gelston, May 27, 2008 http://news.enquirer.com/apps/pbcs.dll/article?AID=/
              20080527/SPT/305270063/-1/back01

              McGlynn doesn't know how Smith will solve his problem at Kentucky and Las Vegas. Any sale of Dover would have to be approved by the board, and as far as he or executive vice president Mike Tatoian knows, no major discussions with SMI have been held.

              Source:      ESPN.com article, David Newton, June 6, 2008
              http://sports.espn.go.com/espn/print?id=3429069&type=story

Setting aside the occasional mistranslation from spoken word to printed quotes, the above statements appear to be in conflict with one another. Unlike Dover Motorsports, Bruton Smith and SMI have focused their acquisitions on top-shelf properties that have retained and grown value. Dover Motorsports could have chosen such a strategy years ago, but unfortunately decided to purchase sub-prime racing assets instead. Bruton Smith and SMI clearly have a need for further Sprint Cup race dates, yet Dover Motorsports' management sees fit to criticize Bruton Smith rather than engage him. Why in the world would Dover Motorsports' management team engage in this kind of behavior? Rather than focusing on what Bruton Smith says, we suggest looking at what he has done. SMI has been an aggressive purchaser of racing assets, and recent moves have created a need for additional Sprint Cup dates. Given Dover Motorsports' need for a suitor due to its competitive disadvantage versus the industry giants, there is no purpose served by alienating or criticizing one of the two most logical buyers of the Company.

Obligation to Explore Alternatives

It appears that the Company has been approached on a regular basis by potential acquirers. Yet, apparently not a single approach has been serious enough to warrant the creation of a committee to explore strategic alternatives for the Company.

              Denis McGlynn, the president and CEO of Dover Motorsports, would not comment on whether there have been talks with Smith or anybody from SMI. He said the track is approached on a regular basis about selling, but he can't foresee under any circumstances there not being Cup racing at the one-mile track.

              Source:      ESPN.com article, David Newton, May 29, 2008
              http://sports.espn.go.com/rpm/nascar/cup/news/story?id=3417365

              The Dover track serves markets in Baltimore, New York, Philadelphia and Washington, D.C., among others. Denis McGlynn, president and CEO of Dover Motorsports, said there are routinely offers for the 1-mile track. He didn't expect the Sprint Cup Series to desert Dover, even if the concrete mile was ever sold.

              Source: Associated Press/Cincinnati.com, Dan Gelston, May 27, 2008 http://news.enquirer.com/apps/pbcs.dll/article?AID=/20080527/
              SPT/305270063/-1/back01

              So could Dover Motorsports be sold to ISC or SMI? "We would do whatever is best for the shareholders," McGlynn says.

              Source:      SceneDaily.com article, Bob Pockrass, June 6, 2008
              http://www.scenedaily.com/news/articles/sprintcupseries/Do Dover and Pocono have a future in NASCAR.html

What is particularly striking is the fact that the Board of Directors has been so passive for so long. Mr. McGlynn states that he will do whatever is best for shareholders. Wouldn't the divestiture of the Midwest tracks be in the best interest of shareholders? Wouldn't an auction of the Company be in the best interest of shareholders given the recent multiples paid for tracks? The Board Members' obligation to the owners does not stop at reviewing proposals. In light of the horrendous performance over the past six years, the Directors should be proactive in fulfilling their fiduciary obligation to maximize shareholder value, not merely waiting for the phone to ring with a $15 cash offer. Why does the Board of Directors continue to be so passive regarding the future of the Company?

Right of First Refusal has No Place for Publicly-Traded Dover Motorsports

Given the Board's inaction in the face of recent motorsports transactions, coupled with recent quotes by Dr. Mattioli clearly stating that he would only sell Pocono to the France family, we want to remind Directors that such an agreement, whether implied or on paper, has no place with this New York Stock Exchange-listed Company. An open auction that did not selectively discourage potential buyers would be the only way to ensure a fair process for the outside shareholders of Dover Motorsports.

              "It would be a cold day in hell that I would sell it to somebody else," Mattioli says. "And not only that, the way it is set up, I can't. They know that everything that I do is for the benefit of the France family and NASCAR."

              Source:      SceneDaily.com article, Bob Pockrass, June 6, 2008
              http://www.scenedaily.com/news/articles/sprintcupseries/Do Dover and Pocono have a future in NASCAR.html

In case you do not remember, the Company made a huge money losing investment in Nashville on a "promise" that it would receive a Winston Cup (currently Sprint
Cup) race event from NASCAR. Directors will not be able to simultaneously fulfill their fiduciary obligations to the public shareholders and attempt to deliver Dover Motorsports to a specific buyer. While we are unsure of whether such an agreement exists for Dover, we only seek to remind you that a sale of the Company must be handled in an above-board manner to ensure potential conflicts do not result in damages to the outside shareholders of Dover Motorsports.

Ripe for Change

Jerry Carroll concisely states what the outside shareholders of Dover Motorsports have realized for quite some time: "It's time for change."

              "I think Dover would be ripe," Carroll said. "I don't think there has been much change there. I don't think they have much enthusiasm to do anything. I think the old guard is still there, and it's time for change."

              Source:      Scenedaily.com article, Bob Pockrass, May 23, 2008
              http://www.scenedaily.com/news/articles/sprintcupseries/Former owner Kentucky sale predicated onpromise of Cup date.html

While management and Board Members may not be thrilled with comments like this or our letters, both shine the light of day on the Dover Motorsports situation. You must realize we are merely expressing the frustration of what many of the outside shareholders must be feeling. The current situation is untenable for both long-term and short-term reasons. Board Members are treating the public shareholders as second-class citizens. Clearly, there is little regard as to how the outside shareholders are faring. What other conclusion can be reached given the track record of value destruction, the ongoing Midwest albatross, and the inability to complete a transaction despite record prices being paid for racing assets?

For all this, Dover Motorsports' Board Members decided that senior management deserved a base salary raise in 2008. Given the continuation of the employment and non-compete agreements, these increased salaries have a multiplying effect which juices-up compensation to certain Board and senior management team members in the event of a change in control. We are sure all of Dover Motorsports' outside shareholders would agree to not operate a racing business within 100 miles of the Company's facilities if they could also participate in this overly generous compensation plan.

The Directors of Dover Motorsports seem to be in a trance. Gentlemen, when will someone on this Board stand up and fight for the outside shareholders of the Company? This situation conflicts with your role as a fiduciary to the owners of the Company and it must be rectified.

You can blame the messenger, or alternatively, you may consider the circumstances that have caused the outside shareholders to take such a dim view of the Company. Thank you for your time.


Sincerely,



Mario D. Cibelli
Managing Member

Exhibit 99.3


Joint Filing Agreement

     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any amendments thereto) with respect to the common shares of Dover Motorsports, Inc., a Delaware corporation. The undersigned further consent and agree to the inclusion of this Agreement as an Exhibit to such Schedule 13D.

IN WITNESS WHEREOF, the undersigned have executed this agreement as of this 17th day of June 2008.


                                           /s/ Mario Cibelli*
                                        ------------------------------------
                                               Mario Cibelli


                                        MARATHON PARTNERS, L.P.
                                        By its General Partner
                                        Cibelli Capital Management, L.L.C.

                                           /s/ Mario Cibelli*
                                        ------------------------------------
                                        By: Mario Cibelli
                                        Title: Managing Member


                                        CIBELLI CAPITAL MANAGEMENT, L.L.C.

                                           /s/ Mario Cibelli*
                                        ------------------------------------
                                        By: Mario Cibelli
                                        Title: Managing Member



SK 03366 0001 893408